Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

Date: December 3, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Nudrat Salik Michael Fay Robert Augustin Jane Park

Re:	Basel Medical Group Ltd
Amendment No. 2 to Registration Statement on Form F-1 Filed November 14, 2024
File No. 333-282096

Ladies and Gentlemen:

Basel Medical Group Ltd (the “Company”) hereby submits to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth responses to the comments contained in the Staff’s letter dated November 27, 2024 on the Company’s Registration Statement on Form F-1 previously filed on November 14, 2024.

Concurrently with the filing of this letter, the Company is publicly amending and refiling its registration statement on Form F-1 (the “Registration Statement”) with the Commission.

The Staff’s comments are repeated below in bold and are followed by our responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 2 to Form F-1 filed November 14, 2024

Selling Shareholders, page 3

1.

We refer to your selling shareholder table on page Alt-3. Please revise your disclosure to provide additional details regarding the transaction in which the selling shareholders acquired their shares, including the date on which the transaction was completed and the material terms of the agreements relating to such transaction. Please file the agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: Please refer to the revised disclosure in the section titled “Selling Shareholders”. The Company submits to the Staff that the acquisition agreements through which such Selling Shareholders acquired their shares from Rainforest Capital VCC are not material contracts falling within the definition of such as defined in Item 601(b)(10) of Regulation S-K, as they are primarily contracts of sale and purchase between a selling shareholder and each acquiror to sell and purchase shares of the registrant, are not contracts material to the registrant or its subsidiaries, and create no material obligations on the registrant or its subsidiaries.

Kindly address any comments or questions that you have concerning the Registration Statement to our attorneys Benjamin Tan Esq. and Martryn Mak Esq. of Sichenzia Ross Ference Carmel LLP at (646) 810-0609 or btan@srfc.law and (646) 963-6393 or mmak@srfc.law.

Thank you for your time and attention.

Very truly yours, For and on behalf of Basel Medical Group Ltd

/s/ Raymond Wai Man Cheung
Name:	Raymond Wai Man Cheung
Position:	Chief Executive Officer